UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38696

NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Promotion of New Vice Presidents and Resignation of Vice President of Design

Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, has received notice of resignation from Mr. Carl Chuankai Liu, who will cease his services to the Company, including as the vice president of design, but will be serving as a special consultant of the board of directors of the Company, effective February 18, 2022.

In addition, the board of directors of the Company has promoted Mr. Kai Yang as the new vice president of design and promoted Mr.Bin Zhou as the vice president of product, both effective February 18, 2022.

Since joining the Company in 2014, Mr. Kai Yang has been working closely with Carl Chuankai Liu on design of all products as a member of the founding team and a senior director of design. Prior to joining NIU, he worked at several industry-leading firms, including Idea Dao Design with Carl Chuankai Liu.

Mr. Bin Zhou has joined the Company and served as our senior director of product since 2021. Mr. Zhou has over 20 years of experience in motorcycle product development starting at Honda Sundiro in 1999. Mr. Zhou was the managing director at several industry-leading engineering and design firms, providing product solutions for clients including Honda, Yamaha and Kymco. He has been collaborating with the Company since 2015, providing engineering solutions to the Company’s multiple products lines.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a performance electric bicycle series, NIU Aero, and an electric kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Fion Zhou
Name	:	Fion Zhou
Title	:	Chief Financial Officer

Date: February 4, 2022